UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

ZAYO GROUP HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98919V105

(CUSIP Number)

December 31, 2014

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 98919V105	Page 1 of 9

1	NAMES OF REPORTING PERSONS M/C Venture Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,489,758
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,489,758
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,489,758
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8%
12	TYPE OF REPORTING PERSON PN

Schedule 13G

CUSIP No. 98919V105	Page 2 of 9

1	NAMES OF REPORTING PERSONS M/C Venture Investors L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 723,716
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 723,716
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,716
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON OO

Schedule 13G

CUSIP No. 98919V105	Page 3 of 9

1	NAMES OF REPORTING PERSONS Corelink Data Centers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 174,870
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 174,870
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,870
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON OO

Schedule 13G

CUSIP No. 98919V105	Page 4 of 9

1	NAMES OF REPORTING PERSONS M/C VP VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,489,758
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,489,758
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,489,758
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8%
12	TYPE OF REPORTING PERSON PN

Schedule 13G

CUSIP No. 98919V105	Page 5 of 9

1	NAMES OF REPORTING PERSONS M/C Venture Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,489,758
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,489,758
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,489,758
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8%
12	TYPE OF REPORTING PERSON OO

Schedule 13G

CUSIP No. 98919V105	Page 6 of 9

ITEM 1. (a)	Name of Issuer:

Zayo Group Holdings, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1805 29th Street, Suite 2050

Boulder, CO 80301

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

M/C Venture Partners VI, L.P.

M/C Venture Investors L.L.C.

Corelink Data Centers, LLC

M/C VP VI, L.P.

M/C Venture Partners, LLC

(b)	Address of Principal Business Office:

The business address of each of the Reporting Persons is c/o M/C Partners, 75 State Street, Suite 2500, Boston, MA 02109.

(c)	Citizenship:

M/C Venture Partners VI, L.P.	Delaware
M/C Venture Investors L.L.C.	Massachusetts
Corelink Data Centers, LLC	Delaware
M/C VP VI, L.P.	Delaware
M/C Venture Partners, LLC	Delaware

(d)	Title of Class of Securities:

Common stock, $0.001 par value per share (“Common Stock”).

(e)	CUSIP Number:

98919V105

ITEM 3.

Not applicable.

Schedule 13G

CUSIP No. 98919V105	Page 7 of 9

ITEM 4.	Ownership.

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2014, based upon 239,008,679 shares of the Issuer’s Common Stock outstanding as of November 10, 2014.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
M/C Venture Partners VI, L.P.	23,489,758	9.8%	0	23,489,758	0	23,489,758
M/C Venture Investors L.L.C.	723,716	0.3%	0	723,716	0	723,716
Corelink Data Centers, LLC	174,870	0.1%	0	174,870	0	174,870
M/C VP VI, L.P.	23,489,758	9.8%	0	23,489,758	0	23,489,758
M/C Venture Partners, LLC	23,489,758	9.8%	0	23,489,758	0	23,489,758

Consists of (i) 23,314,888 shares held of record by M/C Venture Partners VI, L.P.; (ii) 723,716 shares held of record by M/C Venture Investors L.L.C.; and (iii) 174,870 shares held of record by Corelink Data Centers, LLC (together, the “M/C Shareholders”). M/C Venture Partners VI, L.P. is the managing member of Corelink Data Centers, LLC. M/C VP VI, L.P. is the sole general partner of M/C Venture Partners VI, L.P. and M/C Venture Partners, LLC is the sole general partner of M/C VP VI, L.P. As the Managers of M/C Venture Partners, LLC and M/C Venture Investors L.L.C., Gillis S. Cashman, Brian M. Clark, David D. Croll, James F. Wade and John W. Watkins collectively have direct or indirect investment and voting authority over the securities held by M/C Venture Partners VI, L.P., M/C Venture Investors L.L.C. and Corelink Data Centers, LLC. Each of the foregoing entities and individuals disclaims beneficial ownership of the shares held of record by the M/C Shareholders.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Schedule 13G

CUSIP No. 98919V105	Page 8 of 9

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certifications.

Not applicable.

Schedule 13G

CUSIP No. 98919V105	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

M/C VENTURE PARTNERS VI, L.P.
By: M/C VP VI, L.P., its general partner
By: M/C Venture Partners, LLC, its general partner

By:	/s/ Gillis S. Cashman
Name:	Gillis S. Cashman
Title:	Manager

M/C VENTURE INVESTORS L.L.C.

By:	/s/ Gillis S. Cashman
Name:	Gillis S. Cashman
Title:	Manager

M/C VP VI, L.P.
By: M/C Venture Partners, LLC, its general partner

By:	/s/ Gillis S. Cashman
Name:	Gillis S. Cashman
Title:	Manager

M/C VENTURE PARTNERS, LLC

By:	/s/ Gillis S. Cashman
Name:	Gillis S. Cashman
Title:	Manager

CORELINK DATA CENTERS, LLC
By: M/C Venture Partners VI, L.P., its managing member
By: M/C VP VI, L.P., its general partner
By: M/C Venture Partners, LLC, its general partner

By:	/s/ Gillis S. Cashman
Name:	Gillis S. Cashman
Title:	Manager

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement